

Mail Stop 4631

December 9, 2009

Via U.S. mail and facsimile

Richard Giannotti
Chief Executive Officer
Mountain Renewables, Inc.
1772 Grape Street
Denver, Colorado 80220

      RE: Mountain Renewables, Inc.
               Amendment No. 3 to Form S-1 filed December 2, 2009
               File No. 333-159577

Dear Mr. Giannotti:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter with any questions you may have.

Management's Discussion and Analysis or Plan of Operation, page 15

1. We note the tabular information appearing on page 17, which is preceded by the sentence "[w]e plan to use the funds we now have, supplemented by loans from management as required and without a requirement for additional outside funds." Please clarify whether you have arrangements in place with management to obtain additional funds as required, and whether management is obligated to provide you with additional funding. Please also clarify whether, in making this assertion, you are assuming that you will have the quarterly gross profit and other expense items that you show in this table, and in any case, clarify what this table is intended to depict. If this is a forecast, please state your reasonable basis for this information, including the basis for assuming that you will sell 100 collectors and 30 mounting packages.

2. In the paragraph following this information and elsewhere in the document where you refer to "a company in which Mr. Wiegand was an officer and director", please also refer to this company by name in order to make your disclosure more clear.

Our Potential for Growth, page 18

3. This disclosure suggests that you will not achieve positive cash flow until you sell at least 100 collectors per quarter. Please clarify if that is the minimum amount of collectors you must sell in order to achieve positive cash flow. Please also clarify whether you expect that you will increase your sales from two collectors to 100 collectors per quarter, your timetable for doing so and the steps you are currently taking to increase your sales to this level.

Summary Compensation Table, page 24

4. Please clarify why you refer to Bristlecone Associates and its shareholders and management in the introductory language for this table.

Item 16. Exhibits…, page I-2

5. Please amend your filing and provide an updated consent from your independent auditor.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director